Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Thursday, 08 June 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc





Name: Simone Tinney
Title: Communication Assistant



Directors shareholdings

London, UK: 6 June 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) was notified today that the following Directors purchased Antisoma 1p ordinary shares:

	Number of Shares	Price/share	Total holding after purchase
Ursula Ney	275,000	18.0	470,391
Raymond Spencer	34,714	16.98	434,797

Enquiries:
Raymond Spencer,
Chief Financial Officer
Antisoma plc
+44 (0) 208 799 8200


ANTISOMA

Directors shareholdings

London, UK:7 June 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) was notified yesterday of further purchases by Directors of Antisoma 1p ordinary shares as follows:

	Number of Shares	Price/share	Total holding after purchase
Barry Price,	50,000	16.55	643,077
Grahame Cook	100,000	17.25	447,737

Enquiries:
Raymond Spencer,
Chief Financial Officer, +44 (0) 208 799 8200
Antisoma plc


ANTISOMA

Directors shareholdings

London, UK: 7 June 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) was notified today of further purchases by Directors of Antisoma 1p ordinary shares as follows:

	Number of shares	Price/share	Total holding after purchase
Raymond Spencer	53,434	16.4	488,231
Michael Pappas	50,000	16.0	509,264

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200


ANTISOMA

Directors shareholdings

London, UK: 7 June 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) was notified of an additional purchase today of Antisoma 1p ordinary shares by the following Director:

	Number of shares	Price/share	Total holding after purchase
Michael Pappas	50,000	16.38	59,264

Enquiries:
Raymond Spencer
Chief Financial Officer
Antisoma plc
+44 (0)20 8799 8200